EXHIBIT (q)

MEMORANDUM ON ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

EXECUTIVE BENEFITS VUL INSURANCE POLICY

Description of the Issuance, Transfer and Redemption Procedures for VUL Policies Pursuant to Rule 6e-3(T) (b) (12) (iii) Under the Investment Company Act of 1940 And Method of Computing Adjustments in Payment and Cash Values Upon Conversion to Fixed Benefit Life Policies Pursuant to Rule 6e-3(T) (13) (v) (B) Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Variable Universal Life Insurance Policy (the “Policy/Policies”), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a level premium fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form N-6 for the Policies and the Separate Account through which they are issued (Reg. No. 811-09725; 333-151073).

I. Procedures Relating to Issuance of the Policy*

Currently, the Policy is only sold to existing policyowners (i) to insure additional employees or (ii) as additional coverage for existing employees.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Premiums associated with the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

The Policy is available for purchase in the small business and corporate markets to groups that we approve. All offers will be based on one of three underwriting classes, as determined by the Underwriting Committee:

•	Guaranteed Issue

•	Simplified Issue; or

•	Full Underwriting

Generally, in each case the group must include Policies on 10 lives for Guaranteed Issue, 5 lives for Simplified Issue, or 3 lives for Fully Underwritten policies with the employer as the premium payor. Generally, the employer is the policyowner, and the employee is named as the insured. A expected minimum annual premium of $50,000 applies to each group.

The underwriting classifications are subject to our administrative rules and procedures then in place and as implemented by GIAC’s Underwriting Committee. Unless the Policy is issued under our Guaranteed Issue program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. Permanent coverage under a Policy begins when all underwriting requirements have been met, the Minimum to Issue Premium has been paid, and the Policy has been delivered while the insured is living.

We require, prior to the issuance of a Policy, that the employee consent in writing to: (i) being insured under the policy, (ii) the employer being a beneficiary of any proceeds payable upon the death of the employee, (iii) coverage continuing after employment terminates, and (iv) future increases in Total Face Amount under the Policy without additional consent up to the maximum stated.

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders acquired by the Policyowner.

The Policy Date is the date as of which the insured’s age is determined. It is also used to measure Policy Anniversaries, Policy Months, Policy Years, and Monthly Processing Dates.

GIAC will permit a Policy to be backdated, upon request, only to achieve a common Policy date for all insureds in a group, but only to a Policy Date not earlier than six months prior to the date of application. In no event will the Policy be backdated to a date before which the Policy was available. On the Issue Date, all Monthly Deductions for the period from the backdated Policy Date to the Issue Date will be deducted. In addition, in certain circumstances, additional premium payments may be required to put a backdated policy in force.

The Net Premium amount will be allocated among the variable investment options and the fixed-rate option. The Net Premium is the premium paid minus the premium charge, which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment in Good Order before the close of business at its Customer Service Office. After payment of the Minimum to Issue Premium, premiums may be paid at any time and in any amount subject to certain limitations. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete.

Interest earned in the general account accrues to the benefit of GIAC.

If a premium payment is cancelled or returned for insufficient funds, GIAC reserves the right to reverse the investment options chosen. The policyowner may also be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the investment options chosen.

Purchasing Policies in connection with 1035 exchange transactions.

If you are replacing existing policies with Executive Benefits VUL Policies in a 1035 exchange transaction, any premium we receive prior to issuing the replacement Policies will be placed in GIAC’s general account. The Issue Date will be the Business Day on which GIAC’s administrative and underwriting requirements for issuance of a Policy have been satisfied and all moneys attributable to the policies being exchanged have been received. The Policy Date will be the Business Day on which we first received premium attributable to the Policy. The Net Premium will be allocated to the RS Money Market VIP Series effective as of the Policy Date and we will begin monthly processing as of that date. After deducting Monthly Deductions for the period from the Policy Date to the Issue Date, we will transfer the remaining Policy Account Value according to your instructions.

GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to the policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning premium payment to the policyowner or contacting the policyowner for further information.

II. Procedures Relating to Transfers Among Investment Divisions

The Account is subdivided into investment divisions that correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end management investment company.

Net Premiums under the Policy are allocated to the investment divisions or the fixed-rate option as designated in the application, or as changed in writing by the Policyowner.

The Policyowner may transfer all or a portion of the Unloaned Policy Account Value among the Account’s investment divisions as often as he/she wishes. There are restrictions on transfers out of the fixed-rate option. GIAC reserves the right to limit such transfers to no more frequently than once every 30 days and to charge a fee of $25 for transfers in excess of 12 in a Policy Year. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received in Good Order. Telephone transfer requests will be effective the day of receipt if the telephone call is completed not later than 4:00 p.m. Eastern Time, or the close of the New York Stock Exchange, if earlier. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.

The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Processing Date from the RS Money Market VIP Series investment division to one or more of the other investment divisions or the fixed-rate option for a minimum of 12 months. This is called dollar cost averaging. The minimum automatic transfer amount is $100 per receiving option.

The Policyowner may also elect to have his Policy Account Value automatically rebalanced quarterly to maintain a selected proportion of Policy Account Value in each of the variable investment options. Generally, the selected proportion will correspond to the policyowner’s then current premium allocation designation. There is no minimum required to take advantage of this option.

There is no charge for either dollar cost averaging or automatic portfolio rebalancing.

III. Procedures Relating to Redemptions under the Policy

A. Partial Withdrawals

At any time while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal. GIAC may limit the number of partial withdrawals made in a Policy Year to 12.

Any portion of a partial withdrawal that exceeds the reduction-free partial withdrawal amount as described below, will reduce the Total Face Amount. When the Total Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Supplemental Face Amount first, if any, and then the Basic Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of the date it receives the Policyowner’s signed written request in Good Order for a partial withdrawal as follows:

Under death benefit Option 1, the reduction-free partial withdrawal amount is any positive amount resulting from:

(a)	the Policy Account Value, minus

(b)	the Total Face Amount divided by the applicable death benefit factor set forth in the Policy.

The requested partial withdrawal amount will be deducted from the variable investment options specified in the Policyowner’s request as of the Business Day it is received in Good Order by us, then proportionately from all other variable investment options and, finally, from the fixed-rate option. If a Policyowner requests a partial withdrawal without specifying the variable investment options from which the withdrawal should be taken, GIAC will process the withdrawal in proportion to the relative amounts in each variable investment option and then, if that is not enough to satisfy the amount of the request, from amounts in the fixed-rate option. Payment will typically be sent to the Policyowner within seven days of the date that GIAC received the Policyowner’s signed written partial withdrawal request in Good Order. After processing a partial withdrawal, the remaining Unloaned Policy Account Value must be sufficient to cover the Monthly Deduction for three months.

B. Total Face Amount Decreases and Increases

The Policyowner may request GIAC to decrease the Total Face Amount of his/her Policy at any time. The minimum reduction is $5,000, unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply. The reduction will take effect on the Policy Anniversary coinciding with or next following the date that GIAC approves the change.

The Policy Account Value, Monthly Deductions, and Target Premiums will generally decrease after a Total Face Amount reduction. When the Total Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied to any Supplemental Face Amount first and, finally, against the Basic Face Amount.

Effective on and after the first Policy Anniversary until the Policy Anniversary nearest the insured’s 93rd birthday, a Policyowner may ask GIAC to increase the Total Face Amount of his/her Policy by requesting increases of up to 10% per year, compounded for years in which increases were not requested or the amount requested was less than 10%. The increase must be for a minimum of $10,000 and will take effect on the Policy Anniversary coinciding with or next following GIAC’s approval of the request, provided the insured is alive on that date. Increases will not be permitted that result in total Basic Face Amount plus Supplemental Face Amount exceeding (i) $6 million or the amount approved by the underwriting committee, if less, per insured for Guaranteed Issue cases or (ii) an amount based on GIAC’s retention limits for all other cases.

The increase will be issued as Supplemental Face Amount. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase.

No additional premium is required for a Face Amount increase, so long as Policy Account Value less Monthly Deductions and less Policy Debt, is not less than zero.

C. Policy Loans

While the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. A Policy’s loan value is 98% of the Policy Account Value on the date that GIAC receives the Policyowner’s signed, written loan request in Good Order (which includes an assignment of the Policy) at its Customer Service Office, minus any outstanding Policy Debt as of that Business Day, minus the amount of interest that will be due on the outstanding Policy Debt and the amount to be borrowed at the next Policy Anniversary, minus the amount of the Monthly Deduction most recently made multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The sum of any outstanding Loan Amounts plus accrued, but not capitalized, loan interest is the Policy Debt. Policy loan proceeds will ordinarily be sent to the Policyowner within seven days of the date that GIAC received the loan request in Good Order. The minimum loan amount is $500.

The Policyowner may repay all or part of the Policy Debt at any time prior to the insured’s death while the Policy is in-force or within 60 days after the insured’s death if the Policy was in-force on the date of death and Policy proceeds have not yet been paid out or applied to a payment option. When GIAC receives a loan repayment, it applies that repayment first to the payment of loan interest due but not yet capitalized then to reduce outstanding loan principal.

If Policy Debt exceeds Policy Account Value on a Monthly Processing Date, the Policy could lapse.

D. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request in Good Order together with the Policy. If the Policy has been lost, GIAC may require an affidavit to that effect. GIAC will normally mail the Net Cash Surrender Value within 7 days of the Business Day on which it received the surrender request. All insurance coverage ends upon surrender.

During the first 83 Policy Months, the Policy’s Net Cash Surrender Value on any given date is the Policy Account Value plus a percentage of the total of all premium charges GIAC has deducted from the premiums paid, minus any Policy Debt. The percentage refunded starts at 120% on the Issue Date and grades down to 0% after the 83rd Policy Month. On and after the 84th Policy Month the Net Cash Surrender Value equals the Policy Account Value less Policy Debt.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

If Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction due on a Monthly Processing Date, and the policyowner does not make the required payment by the end of a 61-day grace period, the Policy lapses as of the end of the grace period. Once the Policy lapses, the Policyowner may take steps to surrender the Policy for its Net Cash Surrender Value or, within three years of the date of lapse, reinstate the Policy.

E. Death Claims

GIAC will normally mail the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment.**

**	State insurance laws may impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the Policyowner, on the Policy Anniversary nearest to the insured’s 121st birthday, the Policy Account Value less Policy Debt will be paid to the policyowner or his estate.

The death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Total Face Amount on the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the insured’s date of death.

The minimum death benefit required under Section 7702 of the Internal Revenue Code is determined by the Cash Value Accumulation Test. The minimum death benefit required on any date is the Policy Account Value on that date multiplied by the factor shown in the Table of Death Benefit Factors in the Policy.

The death proceeds will be reduced by any outstanding Policy Debt. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the date of death from the payable death proceeds.

GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Separate Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive.

If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Reinstating your policy

If the Policy has lapsed (and has not been surrendered it for its Net Cash Surrender Value) the policyowner may reinstate it up to three years after the Policy has lapsed. To reinstate the policy:

•	we must receive the policyowner’s signed written application for reinstatement in Good Order at our Customer Service office;

•	the insured must be alive on the date the reinstatement takes effect;

•	the policyowner must show that the insured meets our insurance requirements;

•

the policyowner must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement);

•

the policyowner must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement; and

•

the policyowner must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective.

The reinstated Policy will have the same Policy Date, Total Face Amount and death benefit option as the Policy that lapsed.

The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the Attained Age at the time of reinstatement and the duration from the original Issue Date. The reinstated policy will have a new two year contestable period. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above, after deduction of the premium charge, plus interest credited to the Loan Account from the date of lapse.

IV. Deferment of Benefits

Delay of Payment of Policy Proceeds and Other Transactions

Delay of Separate Account Payments and Transactions. If proceeds or transactions affect Policy Account Value in the variable investment options (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments), we may delay any transfers, loans, death benefits, or other payments when:

•	the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

•	the Securities and Exchange Commission (“SEC”) determines that a state of emergency exists, making policy transactions impracticable,

•

when one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the SEC by order permits postponement of payment to protect policy owners,

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering.

Delay of General Account Proceeds and Other Transactions. If the proceeds or transactions affect Policy Account Value in the fixed-rate option, state laws permit us to delay allocations of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments for up to six months from the date of your request.

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of the Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of a Policy based on any material misstatements made to us in the application for the Policy.

In addition, federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require G1AC to reject a premium payment and/or “freeze” a policyowner’s account. If these laws apply in a particular situation, GIAC would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a policy were frozen, the policy account value would be moved to a special segregated account and held there until GIAC received instructions from the appropriate federal regulator. These laws may also require GIAC to provide information about the policyowner and his or her contract to government agencies and departments.

V. Cash Adjustment upon Exchange of Policy

The Policyowner may exchange the Policy for a permanent level premium fixed-benefit whole life insurance policy then being offered by GIAC or its affiliate, without submission of new evidence of insurability at any time prior to the second Policy Anniversary.

The new Policy will have a face amount not in excess of the Total Face Amount of the Policy being exchanged and not less than the minimum face amount under GIAC’s or its affiliate’s rules. The new policy will have the same Policy Date, and the insured’s age will be retained for the new policy. The underwriting class of the new policy will be comparable to the underwriting class of the exchanged Policy. This exchange privilege is designed to permit a Policyowner to opt out of this Policy, which provides benefits that vary with investment results, in order to obtain a similar policy that provides a fixed benefit. The exchange may result in a cost or credit to be paid. The cost or credit will reflect any differences in cash values and premiums (less any withdrawals) between the exchanged Policy and the new policy.

The exchange cost or credit is calculated using the following values where:

(a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) accumulated at an annual interest rate of 6%; and

(b) is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either of (a) or (b) is, or both (a) and (b) are, greater than zero, the policyowner must pay an exchange cost to the issuing company. If both (a) and (b) are less than zero, the issuing company will pay an exchange credit to the policyowner. The exchange cost is the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If the Policy is issued in Florida or New York, the policyowner will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable.